EXHIBIT 99.1

LETTER OF COMMITMENT BY REGISTRANT’S OFFICERS AND DIRECTORS

FIRST CORPORATION

254-16 MIDLAKE BOULEVARD

CALGARY, AB T2X 2X7

1.1.7283 403.256.3302 FAX

First Corporation

254-16 Midlake Boulevard

Calgary, AB T2X 2X7

This letter will serve as the commitment and guarantee by the under signed to so the following:

make available in cash or certified funds the amount of $20,000 United States Dollars on or before May 1, 2007 and to deposit the above amount in the corporate bank account of First Corporation to pay for the corporation’s geological consultant and crew to begin Phase One of the projected work program (specifically the magnetometer survey) outlined in the registrant’s SB2/A as filed with the United States Securities and Exchange Commission.

No terms of repayment of this advance of funds is set.  No interest will be charged. Should the SB2/A registrations statement become effective before May 15, 2007 and the minimum subscription is achieved, the officers and directors whose signatures appear below will be relieved of this obligation and funds from the minimum raised will be used as outlined in the registration statement.

Both Mr. Larsen and Ms. Cousineau will have the option of repayment or conversion to common stock at the rate at which stock is available to the public, if ever.

Executed in the City of Calgary, Alberta, Canada on this 26th day of March, 2007.

/s/ Todd Larsen

     Todd Larsen, Director and CEO

/s/ Sheryl Cousineau

Sheryl Cousineau, Director and Secretary/Treasurer